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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

CNPJ/MF n.º 07.689.002/0001-89

NOTICE TO THE MARKET

São Paulo, April 9, 2019 – In continuation of the succession process started in March, Embraer announces that the name of Francisco Gomes Neto, current President of Marcopolo S.A., will be indicated to the Board of Directors to occupy the position of CEO and President of the Company at the first Embraer Board of Directors Meeting to occur after the General Shareholders' Meeting scheduled for April 22, 2019.

With a degree in Electrical Engineering with specialization in Business Administration and an MBA in Controllership and Finance, Francisco Gomes Neto developed his career in the automotive industry in CEO positions during the last 20 years in Brazil and the United States. Over the past three years, he acted as CEO of Grupo Marcopolo, in which he led the turnaround process of the company, generating strong sales growth and an increase in market value of the business. Previously, he was CEO Americas of the German company Mann + Hummel and President of Knorr Bremse (global leader in control systems for commercial vehicles), among other leadership positions.

After the AGM on the 22nd of this month Paulo Cesar de Souza e Silva will act in the role of senior adviser to the Board of Directors during the integration process of the new President and in the monitoring of the separation of the assets and resources of the Commercial Aviation business until the closure of the strategic partnership with Boeing.

São Paulo, April 9,2019

Nelson Krahenbuhl Salgado

Vice-President and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer